UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
November 27, 2007
GRAVITY Co., Ltd.
(Translation of registrant’s name into English)
Meritz Tower 14F, 825-2 Yeoksam-Dong, Gangnam-Gu, Seoul 135-934 Korea
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☑ Form 20-F       ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
☐ Yes       ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

GRAVITY REPORTS THIRD QUARTER OF 2007 RESULTS
Seoul, South Korea — November 27, 2007 — GRAVITY Co., Ltd. (NasdaqGM: GRVY) (“Gravity” or the “Company”), an online game developer and publisher based in South Korea, today announced its unaudited financial results for the third quarter ended September 30, 2007, prepared in accordance with generally accepted accounting principles in the United States.
Revenues for the third quarter ended September 30, 2007 was KRW 9,341 million (US$10,014 thousand), representing a 0.7% decrease from KRW 9,408 million for the second quarter ended June 30, 2007 (“QoQ”) and a 5.1% decrease from KRW 9,846 million for the third quarter ended September 30, 2006 (“YoY”). In spite of decreased revenues QoQ and YoY, the Company has been successful in reducing the overall rate of revenue decline through the use of micro-transaction sales.
REVIEW OF FINANCIAL RESULTS
Revenues
Royalty and licensing fee revenues for the third quarter ended September 30, 2007 were KRW 5,607 million (US$6,011 thousand), representing a 0.4% decrease QoQ from KRW 5,627 million and a 11.5% decrease YoY from KRW 6,336 million. The decline was primarily due to increased competition in the global online gaming market.
Subscription revenues for the third quarter of 2007 was KRW 2,610 million (US$2,798 thousand), representing a 41.4% increase QoQ and a 25.8% increase YoY compared to KRW 1,846 million and KRW 2,074 million, respectively. The increase resulted mainly from increased Ragnarok Online™ revenues derived from micro-transaction sales and Emil Chronicle Online, which was commercialized in Korea in August 2007.
Mobile game revenues was KRW 805 million (US$863 thousand) for the third quarter of 2007, representing a 42.3% decrease QoQ from KRW 1,396 million and a 2.5% increase YoY from KRW 785 million. The decrease QoQ is due to lowered individual purchase limits, which have declined from KRW 300 thousand to KRW 100 thousand per person.
Character merchandising, animation and other revenue was KRW 319 million (US$342 thousand) for the third quarter of 2007, representing a 40.8% decrease QoQ from KRW 539 million and a 51.0% decrease YoY from KRW 651 million. The decrease QoQ is mainly due to the temporary revenue from Ragnarok Online IITM Concert held in June 2007 which did not exist in the third quarter of 2007. The decrease YoY is because there were considerably higher revenues from royalties attributed to the Ragnarok OnlineTM merchandising business in Japan in the third quarter of 2006 than those in the third quarter of 2007.
Cost of Revenues and Operating Expenses
Cost of revenues were KRW 4,533 million (US$4,860 thousand) for the third quarter of 2007, representing a 5.8% increase QoQ from KRW 4,283 million and a 1.9% decrease YoY from KRW 4,620 million. Gravity’s cost of revenues increased primarily as a result of the increased amortization on development cost for Emil Chronicle Online and Pucca Racing, which were commercialized in August 2007 and September 2007, respectively.

Operating expenses were KRW 18,135 million (US$19,441 thousand) for the third quarter of 2007, representing a 127.3% increase QoQ from KRW 7,977 million and a 108.8% increase YoY from KRW 8,684 million. The increase in operating expenses is primarily attributed to the KRW 8,619 million impairment of Perpetual Entertainment, Inc., in which the Company invested in May 2006, and which went into liquidation in October 2007. Operating expenses in the third quarter of 2007 also increased as a result of the increased advertising expenses related to (i) KRW 1,496 million in expenses related to the Gravity Festival held in Seoul in July 2007; (ii) open beta testing of Ragnarok Online IITM and Requiem starting in May 2007 and July 2007, respectively and (iii) commercialization of Emil Chronicle Online and Pucca Racing in August 2007 and September 2007, respectively.
Loss before income tax expenses and others was KRW 11,995 million (US$12,859 thousand) for the third quarter of 2007, which represents a 367.5% increase QoQ compared with KRW 2,566 million and a 324.8% increase YoY compared with KRW 2,824 million.
As a result of the foregoing factors, Gravity recorded a net loss of KRW 12,576 million (US$13,482 thousand) for the third quarter of 2007 compared with a net loss of KRW 3,415 million for the second quarter of 2007 and a net loss of KRW 2,198 million for the third quarter of 2006.
The balance of cash and cash equivalents and short-term financial instruments was KRW 66,337 million (US$71,116 thousand) as of September 30, 2007.
CONFERENCE CALL
Gravity will hold a conference call to discuss the Company’s financial results for the third quarter ended September 30, 2007 on Tuesday, November 27, 2007 at 7:00 P.M. U.S. Eastern Standard Time (Wednesday, November 28, 2007 at 9:00 A.M. Seoul time).
To participate in the conference call, please dial one of the following numbers 10 minutes prior to the call with a verbal pass code VL60201.
U.S. Toll Free Number: 877-627-3548
Canadian Toll Free Number: 877-669-6757
International Access Number: +1-302-607-2018
Note: For convenience purposes only, the KRW amounts have been expressed in U.S. dollars at the rate of KRW 932.80 to US$1.00, the noon buying rate in effect on November 21, 2007 as quoted by the Federal Reserve Bank of New York.
About GRAVITY Co., Ltd. – – – – – – – – –
Based in Korea, Gravity is a developer and publisher of online games. Gravity’s principal product, Ragnarok Online™, is a popular online game in many markets, including Japan, Taiwan and Thailand, and is currently commercially offered in 22 markets. For more information about Gravity, please visit http://www.gravity.co.kr.

Forward-Looking Statements:
Certain statements in this press release may include, in addition to historical information, “forward-looking statements” within the meaning of the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act 1995. Forward-looking statements can generally be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe” “project,” or “continue” or the negative thereof or other similar words, although not all forward-looking statements contain these words. Investors should consider the information contained in our submissions and filings with the United States Securities and Exchange Commission (the “SEC”), including our registration statement on Form F-1, as amended, and our annual reports on Form 20-F, together with such other documents and we may submit to or file with the SEC from time to time, on Form 6-K. The forward-looking statements speak only as of this press release and we assume no duty to update them to reflect new, changing or unanticipated events or circumstances.
Contact:
Mr. Jonathan J. Lee
Chief Financial Officer / Investor Relations Officer
Gravity Co., Ltd.
Email: jlee@gravity.co.kr
Telephone: +822-2019-6021
#     #     #

GRAVITY Co., Ltd.
Consolidated Balance Sheet
(In millions of KRW and in thousands of US$)

	As of
	31-Dec-06		30-Sep-07
	KRW	US$	KRW	US$
Assets	(audited)	(unaudited)	(unaudited)	(unaudited)
Current assets
Cash and cash equivalents	35,314	37,858	57,640	61,792
Short-term financial instruments	45,835	49,137	8,697	9,324
Accounts receivable, net	2,163	2,319	3,905	4,186
Other current assets	4,891	5,243	4,689	5,027

Total current assets	88,203	94,557	74,931	80,329

Property and equipment, net	8,472	9,082	7,553	8,097
Leasehold and other deposits	2,719	2,915	2,285	2,450
Intangible assets	4,212	4,516	2,554	2,738
Development cost	6,181	6,626	9,225	9,890
Goodwill	1,451	1,556	1,451	1,556
Investments	9,776	10,480	810	868
Other non-current assets	1,547	1,658	1,090	1,168

Total assets	122,561	131,390	99,899	107,096

Liabilities and shareholders’ equity
Current liabilities
Accounts payable	4,552	4,880	2,736	2,933
Accrued litigation	4,648	4,983	—	—
Deferred income	6,046	6,482	3,267	3,502
Other current liabilities	946	1,013	596	639

Total current liabilities	16,192	17,358	6,599	7,074

Long-term deferred income	5,863	6,285	10,429	11,180
Accrued severance benefits	649	696	659	706
Deferred income tax liabilities	1,077	1,155	621	666
Other non-current liabilities	638	684	58	63

Total liabilities	24,419	26,178	18,366	19,689

Minority interest	29	31	60	64
Common stock	3,474	3,724	3,474	3,724
Additional paid-in capital	74,694	80,075	74,975	80,376
Retained earnings	20,322	21,786	3,358	3,600
Accumulated other comprehensive income (loss)	(377)	(404)	(334)	(357)

Total shareholders’ equity	98,113	105,181	81,473	87,343

Total liabilities and shareholders’ equity	122,561	131,390	99,899	107,096

*	For convenience purposes only, the KRW amounts are expressed in U.S. dollars at the rate of KRW932.80 to US$1.00, the noon buying rate in effect on November 21, 2007 as quoted by the Federal Reserve Bank of New York.

GRAVITY Co., Ltd.
Consolidated Statements of Operations
(In millions of KRW and in thousands of US$)

	Three months ended				Nine months ended
	30-Sep-06	30-Jun-07	30-Sep-07		30-Sep-06	30-Sep-07
	(KRW)	(KRW)	(KRW)	(US$)	(KRW)	(KRW)	(US$)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues
Online games-subscription revenue	2,074	1,846	2,610	2,798	6,309	6,518	6,988
Online games-royalties and license fees	6,336	5,627	5,607	6,011	20,113	18,519	19,853
Mobile games	785	1,396	805	863	2,687	2,988	3,203
Character merchandising, animation and other revenue	651	539	319	342	2,171	1,238	1,327

Total net revenues	9,846	9,408	9,341	10,014	31,280	29,263	31,371

Cost of revenues	4,620	4,283	4,533	4,860	13,596	12,780	13,701

Gross profit	5,226	5,125	4,808	5,154	17,684	16,483	17,670

Operating expenses
Selling, general and administrative	6,395	5,745	17,402	18,655	17,293	28,179	30,209
Research and development	2,289	2,232	733	786	6,741	5,545	5,944
Proceeds from the former chairman due to fraud	—	—	—	—	(4,947)	—	—
Gain on disposal of assets held for sale	—	—	—	—	(1,081)	—	—

Operating income (loss)	(3,458)	(2,852)	(13,327)	(14,287)	(322)	(17,241)	(18,483)

Other income (expenses)
Interest income	769	790	764	819	2,253	2,308	2,474
Interest expense	—	(6)	(1)	(1)	(53)	(17)	(18)
Foreign currency gains (losses), net	(307)	(694)	568	609	(397)	162	174
Gain (loss) on foreign currency forward transaction, net	204	—	—	—	137	—	—
Others, net	(32)	196	1	1	(70)	198	212

Income (loss) before income tax expense, minority interest and equity in loss of related joint venture	(2,824)	(2,566)	(11,995)	(12,859)	1,548	(14,590)	(15,641)

Income tax expenses (benefit)	(626)	674	554	594	(416)	1,995	2,139

Income (loss) before minority interest and equity in loss of related joint venture	(2,198)	(3,240)	(12,549)	(13,453)	1,964	(16,585)	(17,780)

Minority interest	1	12	14	15	—	31	33
Equity in gain (loss) of related joint venture	1	(163)	(13)	(14)	(133)	(347)	(372)

Net income (loss)	(2,198)	(3,415)	(12,576)	(13,482)	1,831	(16,963)	(18,185)

*	For convenience purposes only, the KRW amounts are expressed in U.S. dollars at the rate of KRW932.80 to US$1.00, the noon buying rate in effect on November 21, 2007 as quoted by the Federal Reserve Bank of New York.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY Co., Ltd.
Date: 11/27/2007	By:	/s/ Jonathan J. Lee
		Name:	Jonathan J. Lee
		Title:	Chief Financial Officer and Investor Relations Officer

Exhibit Index

Exhibit No.	Description
99.1	Gravity’s 2007 Q3 Earnings Release